UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014;

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.  Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOL Energy Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Registrant’s telephone number including area code: 724-485-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-25

Supplemental Schedule

Schedule H, Part IV, Line 4(i) Schedule of Assets (Held at End of Year)	27-40

Note:

Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	41

Index to Exhibit	42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees, Investment Plan Committee, Audit Committee, and Participants

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the CONSOL Energy Inc. Investment Plan for Salaried Employees’ financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

June 18, 2015

1

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
ASSETS

Investments at Fair Value
Stable Value Fund	$538,681,453	$592,939,185
Interests in Registered Investment Companies	413,527,662	425,458,846
E.I. DuPont de Nemours & Company Common Stock	32,921,338	35,885,953
CONSOL Stock Fund	97,452,955	128,294,536

	1,082,583,408	1,182,578,520

Receivables
Due from Broker for Securities Sold	76,390	70,216
Accrued Interest and Dividends	154	57
Notes Receivable from Participants	22,606,514	24,231,704

	22,683,058	24,301,977

Cash	1,465,230	1,678,659

Net Assets Reflecting All Investments at Fair Value	1,106,731,696	1,208,559,156

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts Held in Stable Value Fund	(15,080,212)	(12,379,061)

NET ASSETS AVAILABLE FOR BENEFITS	$1,091,651,484	$1,196,180,095

The accompanying notes are an integral part of these financial statements	2

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$33,920,524
Participants – Rollovers	30,233,916
Employer	22,482,675

86,637,115

Interest Income from Participants’ Notes Receivable	939,244

Investment Income:
Interest and Dividends	27,604,033
Net Appreciation in Fair Value of Investments	711,466

28,315,499

Total Additions	115,891,858

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	220,270,789
Administrative Expense	149,680

Total Deductions	220,420,469

Net Decrease	(104,528,611)

Net Assets Available for Benefits
Beginning of Year	1,196,180,095

END OF YEAR	$1,091,651,484

The accompanying notes are an integral part of these financial statements	3

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

1.	DESCRIPTION OF PLAN

The following description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a tax-qualified, defined-contribution plan covering full-time salaried, operations and maintenance, production and maintenance, warehouse and maintenance, and certain part-time casual employees of CONSOL Energy Inc. and other participating employers (“CONSOL Energy” or the “Company”). Employees can participate in the Plan on the first day of the first full pay period following the date they first become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“Code”).

The Plan Administrator is the Investment Plan Committee of CONSOL Energy, whose members are appointed by the Board of Directors (the “Board”) of the Company. The Investment Plan Committee also has responsibility for selecting and overseeing the Plan’s investments. The Board has the authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) as trustee for the Plan.

On December 12, 2014, the Company sold its Fairmont Supply Company (“Fairmont Supply”) subsidiary to an unrelated third party employer. As a result, employees of Fairmont Supply are considered to have terminated employment under the CONSOL Energy control group and are no longer eligible to participate in the Plan after December 12, 2014.

During 2014 and 2013, the Plan offered CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option to Plan participants. The CONSOL Stock Fund is an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends paid to them in cash instead of being reinvested in the CONSOL Stock Fund in their Plan account. For the years ended December 31, 2014 and 2013, dividends from the CONSOL Stock Fund paid to participants in cash were not significant.

4

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

1.	DESCRIPTION OF PLAN (Continued)

Contributions – Participants may make before-tax or after-tax contributions of 1% to 75% of eligible compensation to the Plan via payroll deductions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are automatically enrolled in the Plan at a 6% before-tax savings rate (4% for employees of Fairmont Supply prior to December 12, 2014) if no action is taken by the employee within forty-five days from the date they first become eligible. Under the automatic enrollment provision, participant assets are invested in accordance with a managed account feature offered by Bank of America based on certain demographic characteristics of the participant. A participant may elect not to participate in the Plan at any time.

A participant may also separately designate from 1% to 75% (not to exceed $10,000) of any incentive compensation payment as a supplemental before-tax or after-tax contribution. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

CONSOL Energy matches these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (fifty cents on every dollar up to 12% of eligible compensation for employees of Fairmont Supply prior to December 12, 2014).

Prior to December 12, 2014, certain eligible employees of Fairmont Supply received qualified non-elective (“QNEC”) contributions equal to $1,500 per year, regardless of the employee’s contribution election. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees (as defined by the Plan). There were no such discretionary contributions made by the Company for the years ended December 31, 2014 and 2013. All participant and matching contributions are subject to regulatory and Plan limitations, and total contributions credited to a participant’s account are further subject to annual addition limitations under the Code.

Participant Accounts – Each participant’s account is (i) credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings and (ii) charged with an allocation of administrative expenses and Plan investment losses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

1.	DESCRIPTION OF PLAN (Continued)

Investment Options – Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the funds included in the supplemental schedule of assets (held at end of year), except for E.I. DuPont de Nemours & Company (“DuPont”) common stock. Participants may not invest additional contributions or request a fund transfer into this investment option. However, they may transfer out of this investment option at any time.

Vesting – Participants are immediately vested in their contributions and any matching contributions, QNEC contributions, or discretionary contributions made by the Company plus actual earnings (losses) thereon.

Notes Receivable from Participants – Participants may borrow the lesser of up to one-half of their account balances subject to a $1,000 minimum or required regulatory loan maximum limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and are secured by the balance in the participant’s account. The rate of interest on loans is commensurate with the average rate charged by selected major banks for secured personal loans and remains fixed for the life of the loan. Loans are repaid over the period in installments of principal and interest via payroll deductions or ACH account debit for participants that terminate employment subsequent to the loan’s execution. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2014, loan interest rates ranged from 4.25% to 9.25%.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April of the calendar year following the later of the year in which the participant attains age 70 1/2 or terminates employment. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the participant’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of a participant’s retirement, death, termination, attainment of age 59 1/2 or defined hardship.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Fully Benefit-Responsive Investment Contracts – Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts held in the CONSOL Energy Inc. Stable Value Fund (“Stable Value Fund” or “SVF”) as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the SVF.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of common stocks are based on the average cost of the securities sold. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest on notes receivable from participants is recognized over the term of the notes and calculated using a simple-interest method on principal amounts. The Plan administrator considers delinquent loans to be defaulted on the last day of the calendar quarter following the quarter in which the last payment was made and reclassified as a distribution based on the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses – Expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain trustee and professional fees are paid by the Plan. Fees related to specific participant transactions are charged directly to the participant’s account and are included in administrative expenses. Asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Other administrative expenses are paid by CONSOL Energy at no cost to the Plan.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ESOP – The Plan’s ESOP provision provides that participants may invest a portion or all of their account in Company stock. The ESOP provision also contains a put option in accordance with the requirements of the Code, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company stock in their ESOP account be repurchased by the Company if it is not readily tradable on an established market. Participants who elect to invest their account balance in Company stock have voting rights commensurate with their shares and participants are fully vested at all times in dividends paid on the acquired Company stock. A participant also has the right to diversify stock in their accounts pursuant to the provisions of the Plan document. At December 31, 2014 and 2013, and from the period since inception of the ESOP, there were no Company contributions in the form of stock.

Recent Accounting Pronouncement – In May 2015, The Financial Accounting Standards Board issued Accounting Standards Update No. 2015-7, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculated Net Asset Value per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan’s management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

3.	CONTRACTS WITH INSURANCE COMPANIES

The Plan has direct holdings of fully benefit-responsive investment contracts in its SVF. The SVF is comprised of guaranteed investment contracts (“GIC”) (held by the Plan at December 31, 2013 and matured in 2014), separate account portfolios (“SAP”), and synthetic GICs (“SYN”), all of which are held with multiple insurance companies and banks. GICs were comprised of assets held in the issuing company’s general account and backed by the full faith and credit of the issuer. SAPs and SYNs are backed by underlying fixed income assets.

The aggregate crediting rates for all contracts as of December 31, 2014 and 2013 were 2.00% and 2.05%, respectively. Contract or crediting rates for GICs were negotiated with the issuer and were effective for the life of the contract. The contract or crediting rates for SAPs and SYNs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration, and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average market value yield of the SVF based on the actual earnings of the underlying assets was approximately 2.47% and -0.93% in 2014 and 2013, respectively. The average yield of the SVF based on the actual interest rate credited to participants’ accounts in 2014 and 2013 was approximately 1.87% and 2.37%, respectively.

Traditional GICs exposed the Plan through the SVF to direct credit risk associated with each contract issuer. To mitigate this risk, investment guidelines prohibited the Plan from purchasing contracts from issuers with a credit rating lower than Aa3/AA. In addition, the weighted average credit rating of all GIC contracts was A3/A- or higher at all times and no single GIC issuer represented more than 5% of the total SVF. Additionally, the Plan administrator and the Plan’s third party investment advisors continually monitored the issuers of these investments through external credit rating agencies and monitored credit rating history, downgrade/upgrade notifications, and analyst reports for all issuers. At December 31, 2013, there were no reserves against contract value for credit risk of the contract issuers or otherwise.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their SVF investment at contract value for Plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to Plan documents (including complete or partial Plan termination or merger with another plan or distribution of any participant communication designed to induce participants to withdraw or otherwise transfer amounts from the SVF), changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Company or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

Based on certain events specified in the fully benefit-responsive investment contracts (i.e. SAPs and SYNs), both the Plan and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the Code.
•	The Plan ceases to be exempt from federal income taxation under section 501(a) of the Code.
•

The Plan or its representative breaches material obligations under the investment contract such as failure to satisfy its fee payment obligations or failure to follow the contract’s equity wash provisions.

•	The Plan or its representatives makes a material misrepresentation, including acts of fraud or deceit, which affects the intent, structure, or risk profile of the contract.
•	The Plan makes a material amendment to the Plan (including complete or partial termination or merger with another plan) and/or the amendment adversely impacts the issuer.
•	The Plan, without the issuer’s consent, attempts to assign its interest in the investment contract.
•	The balance of the contract value is zero or immaterial.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

3.	CONTRACTS WITH INSURANCE COMPANIES (Continued)

•	Mutual consent.
•	The termination event is not cured within a reasonable time period, i.e., 30 days.
•	The investment manager of the underlying securities is replaced without prior written consent of the issuer.
•	The underlying securities are managed in a way that does not comply with the investment guidelines.

For SAPs and SYNs, termination is at market value of the underlying securities, less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or replace the issuer. Both options help maintain stable contract value.

Participants investing in the SVF are assigned units at the time of investment based on the net asset value per unit.

4.	FAIR VALUE MEASUREMENTS

US GAAP for fair value measurements provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

•

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

4.	FAIR VALUE MEASUREMENTS (Continued)

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Stable Value Fund – The SVF is comprised of a short-term investment fund in addition to GICs (held by the Plan at December 31, 2013 and matured in 2014), SAPs and SYNs. These fully benefit-responsive contracts are valued at fair value on the statements of net assets available for benefits and are credited with actual earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The following disclosures provide information about the nature of the investments in the SVF and how fair value of these investments is measured.

•

U.S. Government Security Fund – This security is a short-term investment fund (i.e., money market fund) designed to provide daily liquidity to the SVF and is stated at cost plus accrued interest, which approximates fair value. The fund seeks to preserve a net asset value of $1 per share and can be validated with a sufficient level of market activity and, therefore, is classified within Level 1 of the fair value hierarchy.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

4.	FAIR VALUE MEASUREMENTS (Continued)

•

Guaranteed Investment Contracts – The insurer maintained the assets (underlying portfolio owned by insurer) of GICs held by the Plan at December 31, 2013 and that matured in 2014 in a general account, backed by the full faith and credit of the insurer. GICs provided a fixed rate of return as negotiated when the contract was purchased, regardless of the performance of the general account assets. GICs held by the Plan at December 31, 2013 were stated at cost plus accrued interest, which approximated fair value, and were classified within Level 2 of the fair value hierarchy.

•

Separate Account Portfolios – SAPs are investment contracts invested in insurance company separate accounts established for the sole benefit of SVF participants. SAPs are comprised of two components, an underlying pool of assets and a “wrap” contract. The insurer owns the individual underlying assets and the wrap contract (similar to a GIC); however, the assets in a SAP are maintained in a separate account, fully fenced-off from the general assets of the insurer. The Plan participates in the underlying experience of the SAP via future periodic rate resets. Fair value of SAPs is determined by the market values of the underlying securities and the value of the wrap using observable market data by the insurer as of the valuation date. SAPs held by the Plan provide for daily redemptions by the Plan at reported net asset value with no advance notice requirement. There are no unfunded commitments associated with SAPs as of December 31, 2014 or 2013. The Plan is permitted to redeem investment units at net asset value on the measurement date. SAPs are classified within Level 2 of the fair value hierarchy.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

4.	FAIR VALUE MEASUREMENTS (Continued)

•

Synthetic GICs – SYNs are comprised of an underlying pool of assets (owned by the Plan) and a “wrap” contract designed to provide principal protection and accrued interest over a specified period of time assuming that the underlying assets meet the requirements of a GIC. Short-term investment funds include cash and short-term securities that mature within three months or less at date of purchase and are valued at amortized cost, which approximates fair value (Level 1), and liquid government or corporate debt securities valued at net asset value or using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency traded in markets that are not considered active (Level 2). Short-term investment funds valued at net asset value provide for daily redemptions by the Plan with no advance notice requirement and have no unfunded commitments at December 31, 2014 or 2013. Fixed income collective trusts invest in high quality fixed income securities across the short, intermediate, and core sectors, and are valued at the net asset value per share on the valuation date (Level 2). These collective trusts provide for daily redemptions by the Plan with no advance notice requirement and have no unfunded commitments as of December 31, 2014 or 2013. Other fixed income funds include government debt securities and corporate bonds valued using the observable quoted price reported in markets that are not considered active or pricing services based on market transactions for comparable securities of issuers with similar credit ratings (Level 2). Options are traded in active markets on national or international securities exchanges and are valued at closing prices on the last business day of the respective Plan year (Level 1). Swap contracts are valued at fair value utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other information (Level 2). Any accrued interest on the underlying assets is also included as a component of the fair value of those assets. Fair value of the wrap contracts is determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions. That change in fees is then applied to the year-end book value of the contract to determine the wrap contract’s fair value. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of GICs. The wrap contract provides that benefit-responsive transactions may be processed at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, termination, or death, or participant-directed transfers, in accordance with the terms of the Plan (see Note 3).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

4.	FAIR VALUE MEASUREMENTS (Continued)

Interests in Registered Investment Companies – The shares of registered investment companies are public investment vehicles valued at quoted market prices, which represent the net asset values of the shares held in such funds. Each of these funds is considered an open ended interest in a registered investment company and valued using a market approach. Fair value is based on a daily net asset value that can be validated with a sufficient level of observable activity in an active market (i.e. purchases and sales at net asset value) and therefore these interests in registered investment companies have been classified within Level 1 of the fair value hierarchy.

Common Stock and Common Stock Fund – DuPont common stock and the CONSOL Stock Fund are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the respective Plan year. As a result, the fair value measurements of these investments have been classified within Level 1 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

4.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets and liabilities at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Stable Value Fund:
Separate Account Portfolios	$0	$194,411,517	$0	$194,411,517
U.S. Government Security Fund	4,700,814	0	0	4,700,814
Fixed Income Collective Trusts	0	253,187,238	0	253,187,238
Other Fixed Income Funds	0	65,313,288	0	65,313,288
Short-Term Investment Funds	184,671	20,846,097	0	21,030,768
Wrap Contracts	0	47,796	0	47,796
Other Financial Instruments - Options	31	0	0	31
Other Financial Instruments - Swaps	0	(9,999)	0	(9,999)

Total Stable Value Fund	4,885,516	533,795,937	0	538,681,453

Registered Investment Companies:
Diversified Emerging Markets Fund	5,420,505	0	0	5,420,505
Foreign Large-Cap Blend Fund	25,209,697	0	0	25,209,697
Foreign Large-Cap Growth Fund	48,687,666	0	0	48,687,666
Small-Cap Blend Fund	35,985,975	0	0	35,985,975
Mid-Cap Blend Fund	29,989,175	0	0	29,989,175
Mid-Cap Growth Fund	34,949,570	0	0	34,949,570
Inflation-Protected Fixed Income Fund	5,898,809	0	0	5,898,809
Intermediate-Term Fixed Income Funds	56,295,656	0	0	56,295,656
Large-Cap Blend Funds	104,588,556	0	0	104,588,556
Large-Cap Value Fund	39,162,397	0	0	39,162,397
Large-Cap Growth Fund	27,339,656	0	0	27,339,656

Total Registered Investment Companies	413,527,662	0	0	413,527,662

Common Stock:
E.I. DuPont de Nemours & Company	32,921,338	0	0	32,921,338
CONSOL Stock Fund	97,452,955	0	0	97,452,955

Total Assets at Fair Value	$548,787,471	$533,795,937	$0	$1,082,583,408

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

4.	FAIR VALUE MEASUREMENTS (Continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Stable Value Fund:
Guaranteed Investment Contracts	$0	$3,822,920	$0	$3,822,920
Separate Account Portfolios	0	215,862,488	0	215,862,488
U.S. Government Security Fund	30,873,932	0	0	30,873,932
Fixed Income Collective Trusts	0	246,511,850	0	246,511,850
Other Fixed Income Funds	0	77,693,832	0	77,693,832
Short-Term Investment Funds	262,630	17,800,818	0	18,063,448
Wrap Contracts	0	50,129	0	50,129
Other Financial Instruments - Swaps	0	60,586	0	60,586

Total Stable Value Fund	31,136,562	561,802,623	0	592,939,185

Registered Investment Companies:
Diversified Emerging Markets Fund	4,412,215	0	0	4,412,215
Foreign Large-Cap Blend Funds	76,775,701	0	0	76,775,701
Small-Cap Blend Fund	35,144,553	0	0	35,144,553
Mid-Cap Blend Fund	25,827,220	0	0	25,827,220
Mid-Cap Growth Fund	43,928,144	0	0	43,928,144
Inflation-Protected Fixed Income Fund	4,830,829	0	0	4,830,829
Intermediate-Term Fixed Income Funds	57,609,436	0	0	57,609,436
Large-Cap Blend Funds	96,975,899	0	0	96,975,899
Large-Cap Value Fund	51,515,641	0	0	51,515,641
Large-Cap Growth Fund	28,439,208	0	0	28,439,208

Total Registered Investment Companies	425,458,846	0	0	425,458,846

Common Stock:
E.I. DuPont de Nemours & Company	35,885,953	0	0	35,885,953
CONSOL Stock Fund	128,294,536	0	0	128,294,536

Total Assets at Fair Value	$620,775,897	$561,802,623	$0	$1,182,578,520

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

4.	FAIR VALUE MEASUREMENTS (Continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2014, there were no such transfers in or out of Levels 1, 2 or 3.

5.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2014		2013

CONSOL Stock Fund	$97,452,955		$128,294,536
Vanguard Institutional Index Fund	74,864,279		64,539,539
*Massachusetts Mutual Life Insurance Co. (SAP)	48,112,431	**	59,897,945
*Metropolitan Life Insurance Co. (SAP)	70,873,358		69,439,935
*Jennison Intermediate Core Bond Fund	71,349,827		67,766,148
*Prudential Core Cons. Inter. Bond Fund	69,091,633		66,447,340
*GEM Trust Opportunistic 3	67,115,777		50,090,436	**

*	These investments are included in the Stable Value Fund.
**	For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

5.	INVESTMENTS (Continued)

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $711,466, as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Stable Value Fund	$10,277,694
Registered Investment Companies	(904,957)
Common Stock:
E.I. DuPont de Nemours & Company	3,424,661
CONSOL Stock Fund	(12,085,932)

$711,466

The SVF is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The SVF includes traditional GICs (matured in 2014) as well as SAPs and SYNs.

The following reflects the adjustment between the underlying securities and the insurance contract values in the SVF:

	December 31
	2014	2013
Investments at Fair Value	$538,633,657	$592,889,056
Wrap Contracts (at Fair Value)	47,796	50,129

	538,681,453	592,939,185
Adjustment from Fair Value to Contract Value	(15,080,212)	(12,379,061)

Investments at Contract Value	$523,601,241	$580,560,124

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

5.	INVESTMENTS (Continued)

The composition of assets of the SVF at contract value as of December 31, 2014 and 2013 are as follows:

	2014	2013

Synthetic Guaranteed Investment Contracts	$329,705,987	$336,004,147
Separate Account Portfolios	188,566,436	210,111,109
Guaranteed Investment Contracts	0	3,822,920
Short-term Investment Fund	5,328,818	30,621,948

	$523,601,241	$580,560,124

SYNs within the SVF are comprised of the following:

		December 31
	Credit Rating	2014	2013

SYNs (at Contract Value):
Prudential Retirement Ins. & Annuity Co.	AAA	$138,521,749	$135,487,569
Voya Retirement Ins. & Annuity Co.	AA	38,434,865	44,733,155
Transamerica Premier Life Insurance Co.	AA	38,434,865	44,733,155
Voya Retirement Ins. & Annuity Co.	AA	57,157,254	55,525,134
Transamerica Premier Life Insurance Co.	AA	57,157,254	55,525,134

Total SYNs (at Contract Value)		$329,705,987	$336,004,147

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

5.	INVESTMENTS (Continued)

The composition of changes in net assets of the SVF at contract value for the year ended December 31, 2014 is as follows:

Employer Contributions	$4,824,993
Participant Contributions and Rollovers	35,510,918

Total Contributions	40,335,911
Interest and Dividend Income	244,437
Net Realized/Unrealized Appreciation in Investment Value	10,277,694
Benefits Paid to Participants	(116,126,206)
Administrative Expense	(48,109)
Net Loan Activity	(123,680)
Net Interfund Transfers	8,481,070

Decrease in Net Assets Available for Benefits	(56,958,883)
Net Assets Available for Benefits

Beginning of Year	580,560,124

End of Year	$523,601,241

6.	TAX STATUS

The Plan obtained its latest determination letter from the IRS dated September 25, 2014, stating that the Plan was qualified under the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

6.	TAX STATUS (Continued)

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a tax liability and related interest and penalties or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net Assets Available for Benefits per the Financial Statements	$1,091,651,484	$1,196,180,095
Amounts Allocated to Withdrawing Participants	(1,658,629)	(1,937,493)

Net Assets Available for Benefits per the Form 5500	$1,089,992,855	$1,194,242,602

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to Form 5500:

Benefits Paid to Participants per the Financial Statements	$220,270,789
Amounts Allocated to Withdrawing Participants at December 31, 2014	1,658,629
Less: Amounts Allocated to Withdrawing Participants at December 31, 2013	(1,937,493)

Benefits Paid to Participants per Form 5500	$219,991,925

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014, but not yet paid as of that date.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments, including several underlying SYN assets within the SVF, are managed by Bank of America. Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. In addition, other underlying SYN assets include funds managed by State Street Bank & Trust, one of the custodians of the Plan. The Plan also issues loans to participants, which are secured by the participants’ account balances. Therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

Merrill Lynch, Pierce, Fenner, and Smith (“MLPF&S”), a subsidiary of Bank of America, provides certain administrative services to the Plan pursuant to a service agreement between the Company and MLPF&S. MLPF&S receives revenue from mutual fund and SVF service providers for services MLPF&S provides to the funds. This revenue is used to offset certain amounts owed to MLPF&S for its administrative services to the Plan. If the revenue received by MLPF&S from such fund service providers exceeds the amount owed under the service agreement, MLPF&S remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of Plan participants. Alternatively, the Plan or Company may make a payment to MLPF&S for administrative expenses not covered by revenue sharing. During 2014, $45,100 of excess revenue was returned to the Plan’s trust. These fees qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

One of the investment vehicles available to participants, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 2,882,371 shares and 3,372,622 shares of CONSOL Energy common stock at December 31, 2014 and 2013, respectively. In addition, during 2014, the Plan purchased 686,922 shares of CONSOL Energy stock at an aggregate cost of $27,148,845 and sold 929,009 shares of CONSOL Energy stock for total proceeds of $36,919,998. The Plan received $761,195 in dividends on Company stock during 2014. Transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

In accordance with the investment strategy of the Plan’s investment contracts, the Plan’s investment manager may execute transactions in various financial instruments, including futures, interest rate swap contracts, and option contracts, that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. Interest rate swap contracts involve an agreement to exchange periodic interest payment streams (fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Investments in financial futures contracts are solely for the purpose of hedging the Plan’s existing portfolios securities, or securities that the Plan intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Plan is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as margin variation, are made or received by the Plan each day, depending on the daily fluctuations in the fair value of the underlying security. The Plan recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Plan may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of future transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets. As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium. The Plan’s investments in futures, interest rate swap contracts, and option contracts are insignificant to the financial statements for the years ended December 31, 2014 and 2013, respectively.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

9.	RISKS AND UNCERTAINTIES (Continued)

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market and other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

10.	SUBSEQUENT EVENT

The Plan was amended effective January 1, 2015 to provide for a QNEC contribution equal to 3% of eligible compensation for each payroll period for eligible participants, who are defined as active participants who are not classified as casual employees and (1) are hired or rehired on or after October 1, 2014; or (2) did not become participants in the CONSOL Energy Inc. Employee Retirement Plan (“Retirement Plan”) (a Company sponsored defined-benefit plan) on October 1, 2014 as the result of a participation freeze of the Retirement Plan as of September 30, 2014; or (3) whose accrued benefit under the Retirement Plan was frozen as of December 31, 2014. Beginning in January 2015, this new QNEC contribution is made to the accounts of the aforementioned participants regardless of the participant’s contribution election.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Common Stock
*	CONSOL Stock Fund		2,882,371	$97,452,955
	E.I. DuPont de Nemours & Company		445,244	32,921,338

	Total Common Stock			130,374,293

	Interests in Registered Investment Companies
	American Funds	Europacific Growth Fund	1,033,928	48,687,666
	BlackRock	Basic Value Fund	1,448,314	39,162,397
	BlackRock	Inflation Protected Bond Fund	548,216	5,898,809
	ClearBridge	Large Cap Growth Fund	815,622	27,339,656
	Columbia	Acorn Fund	1,093,883	34,949,570
	Davis New York	Venture Fund	795,405	29,724,277
	DFA	Emerging Markets Core Equity Portfolio Fund	286,496	5,420,505
	Dodge & Cox	Income Fund	1,610,924	22,198,538
	Vanguard	Institutional Index Fund	396,800	74,864,279
	Vanguard	Mid Cap Index Fund	887,516	29,989,175
	Vanguard	Small Cap Index Fund	644,102	35,985,975
	Vanguard	Total Bond Market Index Fund	3,136,809	34,097,118
	Vanguard	Total International Stock Index Fund	242,448	25,209,697

	Total Interests in Registered Investment Companies			413,527,662

	Stable Value Fund
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 3.36%, opened	41,896,139	41,896,139
	Massachusetts Mutual Life Ins. Co.	Separate Account Portfolio, 2.29%, opened	48,112,431	48,112,431
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 1.98%, opened	70,873,359	70,873,358
	Metropolitan Life Insurance Co.	Separate Account Portfolio, 0.69%, opened	27,684,508	27,684,508
	FFI Government Fund	Money Market Fund, 0.01%	5,328,818	5,328,818
	Prudential Separate Account Wrap:
	Prudential Retirement Ins. & Annuity Co.	Synthetic GIC, 2.14%, opened	138,521,750
	Underlying Security Description:
	Jennison Intermediate Core Bond Fund	Collective Trust	6,156,869	71,349,827
	Prudential Core Cons. Inter. Bond Fund	Collective Trust	6,089,665	69,091,633
	Prudential Retirement Ins. & Annuity Co.	Synthetic Wrap Agreement***		(1,919,711)

27

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Perpetual Window Global Wrap:
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 0.38%, opened	38,434,865
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 0.38%, opened	38,434,865
	Underlying Security Description:
	GEM Trust Short Duration	3,547,808.3862 units of participation		43,868,668
	US Dollar	CASH	24,052	24,052
	Credit Suisse First Boston	Cash as Collateral for Futures	21,000	21,000
	WI Treasury Sec.	0.01% 23 Apr 2015	100,000	99,987
	WI Treasury Inc	0.01% 14 May 2015	100,000	99,987
	Treasury Bill	0.01% 05 Mar 2015	100,000	99,997
	Treasury Bill	0.01% 12 Mar 2015	100,000	99,998
	Wells Fargo Bank NA	1% 20 Jul 2015	100,000	100,107
*	State Street SSgA	0.007% 31 Dec 2030 Gov. Short Term Invest. Fund	258,166	258,166
	Treasury Bill	0.01% 28 May 2015	400,000	399,895
	Treasury Bill	0.01% 21 May 2015	700,000	699,852
	BWU00A2C7 IRS USD PF 2.55000	2.55% 04 Sep 2024	(400,000)	(409,999)
	Fannie Mae	1% 25 Apr 2037	9,761	9,783
	Fannie Mae	1% 25 Jul 2037	22,674	22,812
	Wachovia Bank Commercial Mortgage	1% 15 Jun 2049	23,966	24,007
	Freddie Mac	1% 15 May 2037	24,604	24,668
	Fannie Mae	1% 25 Oct 2040	26,556	26,706
	Freddie Mac	1% 15 Jul 2037	39,178	39,622
	Fannie Mae	1% 25 Apr 2037	39,785	39,916
	Fannie Mae	1% 25 May 2037	41,556	41,855
	Fannie Mae	1% 25 Dec 2040	44,482	44,655
	SLM Student Loan Trust	1% 25 Oct 2022	52,408	52,382
	Fannie Mae	1% 25 Nov 2040	55,626	56,116
	Transocean Inc	6.5% 15 Nov 2020	60,000	56,578
	Fannie Mae	1% 25 Dec 2040	59,380	59,913
	Freddie Mac	1% 15 May 2037	63,701	64,012
	Freddie Mac	1% 15 Aug 2028	81,378	82,076
	Fannie Mae	1% 25 Jan 2040	84,030	85,346

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Altria Group Inc	9.25% 06 Aug 2019	67,000	86,111
	Government National Mortgage A	1% 20 Oct 2037	90,335	91,211
	Fannie Mae	1% 25 Sep 2041	93,837	94,440
	Fannie Mae	1% 25 Apr 2037	97,484	97,877
	Kinder Morgan Ener Part	2.65% 01 Feb 2019	100,000	98,531
	Chase Issuance Trust	1.38% 15 Nov 2019	100,000	99,603
	Laclede Group Inc	1% 15 Aug 2017	100,000	99,945
	Citibank Credit Card Issuance	1% 09 May 2018	100,000	100,000
	Boston Scientific Corp	2.65% 01 Oct 2018	100,000	100,118
	Abbvie Inc	1.75% 06 Nov 2017	100,000	100,217
	Abbvie Inc	1.2% 06 Nov 2015	100,000	100,294
	Fannie Mae	1.625% 27 Nov 2018	100,000	100,481
	Tyson Foods Inc	2.65% 15 Aug 2019	100,000	100,911
	Bear Stearns Commercial Mortgage	1% 11 Mar 2039	98,365	101,631
	Ensco PLC	3.25% 15 Mar 2016	100,000	101,829
	JPMorgan Chase & Co	3.45% 01 Mar 2016	100,000	102,640
	Kilroy Realty LP	5% 03 Nov 2015	100,000	103,079
	Intl Lease Finance Corp	6.75% 01 Sep 2016	100,000	106,500
	Fannie Mae	1% 25 Mar 2038	106,212	107,377
	Fannie Mae	1% 25 Apr 2037	107,069	107,593
	Ford Motor Credit Co LLC	6.625% 15 Aug 2017	100,000	111,476
	Navient Corp	8.45% 15 Jun 2018	100,000	111,500
	Healthcare Realty Trust	5.75% 15 Jan 2021	100,000	111,816
	Morgan Stanley	5.625% 23 Sep 2019	100,000	112,879
	HSBC Holdings PLC	5.1% 05 Apr 2021	100,000	113,040
	Freddie Mac	1% 15 Dec 2041	127,724	128,619
	Freddie Mac	1% 15 Sep 2037	136,976	139,237
	Freddie Mac	1% 15 Jun 2037	138,758	139,738
	Fannie Mae	1% 25 Mar 2035	139,300	140,796
	Credit Suisse Mortgage Trust	1% 15 Sep 2040	147,421	147,261
	Verizon Communications	3% 01 Nov 2021	150,000	147,935
	American Express Credit Account	1.49% 15 Apr 2020	150,000	150,136

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Fannie Mae	1% 25 Dec 2037	153,112	155,515
	Freddie Mac	1% 15 Oct 2040	170,997	172,654
	SLM Student Loan Trust	1% 27 Jan 2020	189,807	189,789
	Transocean Inc	6% 15 Mar 2018	200,000	192,372
	Ford Motor Credit Co LLC	1.684% 08 Sep 2017	200,000	198,408
	Chase Issuance Trust	1% 16 Dec 2019	200,000	199,656
	Fannie Mae	1% 25 Sep 2041	200,136	202,298
	DCP Midstream Operating	3.25% 01 Oct 2015	200,000	202,880
	Fannie Mae	1.875% 19 Feb 2019	200,000	203,034
	Citibank Credit Card Issuance	1% 23 Jan 2020	200,000	205,207
	Prologis LP	4% 15 Jan 2018	200,000	210,438
	FHLMC Multifamily Structured	3.389% 25 Mar 2024	200,000	211,224
	Verizon Communications	2.625% 21 Feb 2020	214,000	211,554
	Freddie Mac	1% 15 Oct 2040	210,735	211,976
	JP Morgan Chase Commercial Mortgage	5.439% 15 Jan 2049	204,291	218,349
	Tyco Electronics Group	4.875% 15 Jan 2021	200,000	219,442
	Freddie Mac	1% 15 Jan 2042	221,119	222,954
	HCP Inc	5.375% 01 Feb 2021	200,000	223,342
	American Intl Group	5.85% 16 Jan 2018	200,000	223,620
	Freddie Mac	1% 15 Oct 2040	224,211	225,991
	Ford Motor Credit Co LLC	5.875% 02 Aug 2021	200,000	231,558
	Amgen Inc	2.2% 22 May 2019	250,000	248,950
	Manuf & Traders Trust Co	2.25% 25 Jul 2019	250,000	249,395
	American Express Credit Account	1.26% 15 Jan 2020	250,000	249,401
	BPCE SA	1.625% 10 Feb 2017	250,000	250,520
	Bank of New York Mellon	2.2% 15 May 2019	250,000	250,700
	Intesa Sanpaolo SpA	3.125% 15 Jan 2016	250,000	253,953
	Telefonica Emisiones SAU	3.992% 16 Feb 2016	250,000	257,123
	AT&T Inc	5.5% 01 Feb 2018	250,000	275,973
	Fannie Mae	1% 25 Dec 2040	290,758	293,628
	Citibank Credit Card Issuance	1% 26 May 2020	300,000	299,529
	Agilent Technologies Inc	5% 15 Jul 2020	300,000	326,346

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Time Warner Cable Inc	5.85% 01 May 2017	300,000	327,465
	Morgan Stanley	6.625% 01 Apr 2018	300,000	341,712
	Rogers Communications Inc.	6.8% 15 Aug 2018	300,000	346,242
	Fannie Mae	1% 25 Sep 2041	350,606	353,705
	BWU00A2C7 IRS USD RV 03MLIBOR	1% 04 Sep 2024	400,000	400,000
	Goldman Sachs Group Inc	7.5% 15 Feb 2019	350,000	416,311
	JPMorgan Chase & Co	6% 15 Jan 2018	400,000	447,536
	US Treasury N/B	0.25% 28 Feb 2015	500,000	500,135
	Freddie Mac	1% 15 Nov 2040	516,290	521,439
*	Bank of America Corp	6.875% 25 Apr 2018	500,000	574,290
	Government National Mortgage A	1% 20 Dec 2042	726,307	729,186
	US Treasury N/B	0.625% 15 Feb 2017	800,000	798,000
	WI Treasury Sec	0.25% 31 Mar 2015	800,000	800,280
	Fannie Mae	1% 27 Sep 2017	1,400,000	1,397,186
	US Treasury N/B	0.375% 30 Apr 2016	1,600,000	1,599,744
	US Treasury N/B	1% 15 Sep 2017	1,700,000	1,700,935
	Tsy Infl IX N/B	0.125% 15 Apr 2018	2,157,162	2,149,073
	Federal Farm Credit Bank	0.21% 21 Apr 2015	4,100,000	4,101,025
	Various Receivables			2,081,399
	Various Insurance Companies	Synthetic Wrap Agreements***		349,310
	Total Return Tier Global Wrap:
	Voya Retirement Ins. & Annuity Co.	Synthetic GIC, 2.69%, opened	57,157,254
	Transamerica Premier Life Insurance Co.	Synthetic GIC, 2.69%, opened	57,157,254
	Underlying Security Description:
	GEM Trust Opportunistic 3	4,162,578.8526 units of participation		67,115,777
	US Dollar	CASH	214,368	214,368
*	State Street SSgA	0.007% 31 Dec 2030 Gov. Short Term Invest. Fund	18,988,110	18,988,110
	FNMA Pool 987022	5.5% 01 Aug 2038	384	429
	Fannie Mae	9.99% 25 Sep 2017	906	958
	Owens Corning	6.5% 01 Dec 2016	1,000	1,090
	FNMA Pool 928560	5.5% 01 Jul 2037	4,478	5,004
	FNMA Pool 906693	5.5% 01 Dec 2036	6,059	6,786
	Zions Bancorporation	4.5% 13 Jun 2023	7,000	7,390

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Fed Hm Ln Pc Pool A73704	5% 01 Mar 2038	7,717	8,506
	Credit Suisse First Boston Mor	6% 25 Nov 2018	9,512	9,959
	Fannie Mae	8.5% 25 Sep 2021	10,077	11,378
	Credit Suisse First Boston Mor	5% 25 Apr 2019	12,818	13,072
	Hartford Finl Svcs Grp	5.375% 15 Mar 2017	15,000	16,203
	FNMA Pool 900012	5.5% 01 Sep 2036	14,818	16,558
	Crane Co	4.45% 15 Dec 2023	16,000	16,868
	FNMA Pool 906868	5.5% 01 Dec 2036	15,598	17,429
	Bemis Company Inc	6.8% 01 Aug 2019	15,000	17,649
	Entergy Mississippi Inc	6.64% 01 Jul 2019	15,000	17,659
	Fannie Mae	0.01% 09 Oct 2019	21,000	18,880
	Panhandle East Pipe Line	8.125% 01 Jun 2019	16,000	19,417
	Intl Bk Recon & Develop	0.01% 15 Feb 2015	21,000	20,985
	Comcast Corp	5.7% 15 May 2018	19,000	21,395
	Valspar Corp	6.05% 01 May 2017	20,000	21,852
	Oracle Corp	5.75% 15 Apr 2018	20,000	22,609
	Petrobras Global Finance	5.375% 27 Jan 2021	25,000	23,164
	Amazon.com Inc	2.5% 29 Nov 2022	25,000	23,663
	Metlife Inc	7.717% 15 Feb 2019	20,000	24,235
	Agilent Technologies Inc	3.2% 01 Oct 2022	25,000	24,372
	Clorox Company	3.05% 15 Sep 2022	25,000	24,790
	Time Warner Cable Inc	3.5% 01 Feb 2015	25,000	25,048
	Southwest Airlines Co	2.75% 06 Nov 2019	25,000	25,115
	Yale University	2.086% 15 Apr 2019	25,000	25,122
	Ralph Lauren Corp	2.125% 26 Sep 2018	25,000	25,183
	Morgan Stanley	3.7% 23 Oct 2024	25,000	25,341
	Arrow Electronics Inc	3.375% 01 Nov 2015	25,000	25,451
	Dr Pepper Snapple Group	2.9% 15 Jan 2016	25,000	25,504
	Verizon Communications	3.45% 15 Mar 2021	25,000	25,551
	Lab Corp of Amer Hldgs	3.75% 23 Aug 2022	25,000	25,577
	NVR Inc	3.95% 15 Sep 2022	25,000	25,643
	HCP Inc	3.75% 01 Feb 2016	25,000	25,694
	Dun & Bradstreet Corp	3.25% 01 Dec 2017	25,000	25,705
	Heineken NV	3.4% 01 Apr 2022	25,000	25,705
	Becton Dickinson and Co	3.734% 15 Dec 2024	25,000	25,740
	Jones Lang LaSalle Inc	4.4% 15 Nov 2022	25,000	25,946

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Ecopetrol SA	5.875% 18 Sep 2023	25,000	26,469
	GNMA Pool 708581	4.5% 15 Apr 2039	24,220	26,480
	Advance Auto Parts Inc	4.5% 15 Jan 2022	25,000	26,538
	Arcelormittal	7% 25 Feb 2022	25,000	26,688
	Duke Realty LP	5.95% 15 Feb 2017	25,000	27,109
	Sunoco Logistics Partner	5.5% 15 Feb 2020	25,000	27,350
	Federal Home Loan Bank	4.625% 09 Mar 2018	25,000	27,541
	Goldman Sachs Group Inc	5.375% 15 Mar 2020	25,000	28,018
	Petroleos Mexicanos	6% 05 Mar 2020	25,000	28,063
	Kinross Gold Corp	5.95% 15 Mar 2024	30,000	28,150
	Airgas Inc	3.65% 15 Jul 2024	28,000	28,612
	Talisman Energy	7.75% 01 Jun 2019	25,000	28,797
	Duke Energy Carolinas	7% 15 Nov 2018	25,000	29,636
	Marathon Oil Corp	6.8% 15 Mar 2032	25,000	30,259
	Anheuser Busch Inbev Wor	7.75% 15 Jan 2019	25,000	30,281
	Alleghany Corp	5.625% 15 Sep 2020	27,000	30,313
	Bear Stearns Cos LLC	5.3% 30 Oct 2015	30,000	31,100
	Valero Energy Corp	9.375% 15 Mar 2019	25,000	31,178
	DirecTV Holdings	3.95% 15 Jan 2025	31,000	31,244
	Owens Corning	4.2% 01 Dec 2024	32,000	31,580
	Kroger Co	2.95% 01 Nov 2021	32,000	31,738
	Berkshire Hathaway Fin	2.9% 15 Oct 2020	31,000	31,787
	Church & Dwight Co Inc	2.45% 15 Dec 2019	32,000	31,983
	Walgreens Boots Alliance	3.3% 18 Nov 2021	32,000	32,223
	Murphy Oil Corp	3.7% 01 Dec 2022	36,000	32,310
*	Bank of America Corp	6.4% 28 Aug 2017	29,000	32,311
	Medtronic Inc	3.15% 15 Mar 2022	32,000	32,406
	Government Properties In	3.75% 15 Aug 2019	32,000	32,485
	Celgene Corp	3.625% 15 May 2024	32,000	32,676
	Mosaic Co	4.25% 15 Nov 2023	31,000	32,711
	Hartford Finl Svcs Grp	5.5% 30 Mar 2020	29,000	32,773
	Autozone Inc	5.75% 15 Jan 2015	33,000	33,046
	Xerox Corporation	4.25% 15 Feb 2015	33,000	33,130
	CBL & Associates LP	5.25% 01 Dec 2023	31,000	33,216
	Ingersoll Rand Gl Hld Co	2.875% 15 Jan 2019	33,000	33,520
	Southern Co	2.45% 01 Sep 2018	33,000	33,677

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Morgan Stanley Mortgage Loan	1% 25 Apr 2034	32,695	34,483
	Nevada Power Co	6.5% 15 May 2018	30,000	34,561
	Diageo Capital PLC	2.625% 29 Apr 2023	36,000	35,002
	Magellan Midstream Partn	6.55% 15 Jul 2019	30,000	35,055
*	Bank of America Corp	7.8% 15 Sep 2016	32,000	35,220
	Prudential Financial Inc	6.1% 15 Jun 2017	32,000	35,334
	Reynolds American Inc	4.85% 15 Sep 2023	33,000	35,520
	Citigroup Inc	4.75% 19 May 2015	36,000	36,531
	Contl Airlines 1999 2	7.256% 15 Sep 2021	33,074	36,547
	American Intl Group	6.4% 15 Dec 2020	31,000	36,967
	Duke Realty LP	8.25% 15 Aug 2019	30,000	37,011
	American Express Co	8.125% 20 May 2019	30,000	37,111
	Lincoln National Corp	8.75% 01 Jul 2019	30,000	37,486
	Aflac Inc	8.5% 15 May 2019	30,000	37,492
	Empresa Bras de Aeronautica	5.15% 15 Jun 2022	36,000	37,980
	Meccanica Holdings USA	6.25% 15 Jul 2019	35,000	38,150
	Hershey Company	1.5% 01 Nov 2016	40,000	40,470
	Kellogg Co	1.875% 17 Nov 2016	40,000	40,553
	Metlife Inc	6.817% 15 Aug 2018	35,000	40,723
	FNMA Pool AA0654	5.5% 01 Dec 2038	37,488	41,890
	Biomed Realty LP	6.125% 15 Apr 2020	37,000	42,155
	Natl Retail Properties	6.875% 15 Oct 2017	38,000	42,831
	Time Warner Inc	4.875% 15 Mar 2020	39,000	42,913
	PSEG Power LLC	2.75% 15 Sep 2016	42,000	43,043
	Toronto Dominion Bank	2.625% 10 Sep 2018	42,000	43,067
	Time Warner Inc	3.15% 15 Jul 2015	43,000	43,601
	JP Morgan Mortgage Trust	1% 25 Jun 2034	44,783	44,271
	Buckeye Partners LP	4.15% 01 Jul 2023	46,000	44,831
	HCC Insurance Holding	6.3% 15 Nov 2019	39,000	45,018
	Diageo Capital PLC	5.5% 30 Sep 2016	42,000	45,201
	Autozone Inc	6.95% 15 Jun 2016	44,000	47,649
	WPP Finance 2010	3.75% 19 Sep 2024	48,000	48,177
	Rogers Communications Inc	4.1% 01 Oct 2023	46,000	48,329
	Portigon AG/New York	4.796% 15 Jul 2015	48,000	48,925
	Nabisco Inc	7.55% 15 Jun 2015	48,000	49,156
	Fed Hm Ln Pc Pool G04832	5% 01 Oct 2038	44,658	49,227

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Contl Airlines 2007 1	5.983% 19 Oct 2023	45,408	49,835
	Thermo Fisher Scientific	4.15% 01 Feb 2024	48,000	50,620
	Agilent Technologies Inc	6.5% 01 Nov 2017	46,000	51,059
	American Intl Group	4.125% 15 Feb 2024	48,000	51,096
	CSX Corp	7.375% 01 Feb 2019	43,000	51,493
*	Bank of America Corp	6.875% 25 Apr 2018	45,000	51,686
	Empresa Nacional de Elec	8.625% 01 Aug 2015	50,000	52,009
	San Diego G&E	3.6% 01 Sep 2023	50,000	52,567
	Principal Financial Group	8.875% 15 May 2019	42,000	52,845
	Reinsurance Grp of America	4.7% 15 Sep 2023	50,000	53,728
	Metlife Inc	4.368% 15 Sep 2023	50,000	54,520
	Simon Property Group LP	2.8% 30 Jan 2017	53,000	54,577
	Abbey Natl Treasury Serv	2.35% 10 Sep 2019	55,000	54,815
	Thermo Fisher Scientific	3.3% 15 Feb 2022	55,000	55,091
	FNMA Pool AP8545	3% 01 Sep 2042	54,433	55,174
	Niagara Mohawk Power	4.881% 15 Aug 2019	50,000	55,300
	First Niagara Fin Grp	6.75% 19 Mar 2020	50,000	55,493
	Axis Specialty Finance	5.875% 01 Jun 2020	50,000	56,639
	Bank of America Corp	6.5% 15 Jul 2018	50,000	57,020
	Time Warner Inc	4.7% 15 Jan 2021	55,000	60,201
	Ecopetrol SA	4.125% 16 Jan 2025	64,000	60,800
	Tsy Infl IX N/B	2.375% 15 Jan 2017	58,873	61,766
	Sprint Capital Corp	8.75% 15 Mar 2032	65,000	62,888
	Landwirtsch. Rentenbank	3.125% 15 Jul 2015	62,000	62,913
	Royal Bk Scotlnd Grp PLC	4.7% 03 Jul 2018	61,000	63,131
	Contl Airlines 2000 1	8.048% 01 May 2022	56,464	64,013
	Time Warner Inc	4.05% 15 Dec 2023	63,000	66,090
	Becton Dickinson and Co	5% 15 May 2019	60,000	66,353
	Assurant Inc	6.75% 15 Feb 2034	55,000	67,562
	Housing Urban Developmnt	2.96% 01 Aug 2024	66,000	67,857
	Kohl’s Corporation	4.75% 15 Dec 2023	67,000	71,707
	Nomura Holdings Inc	5% 04 Mar 2015	73,000	73,521
	FNMA Pool 905648	5.5% 01 Dec 2036	66,181	74,665
	CRH America Inc	8.125% 15 Jul 2018	63,000	75,398
	Qwest Capital Funding	6.875% 15 Jul 2028	76,000	76,000
	Lennox International Inc	4.9% 15 May 2017	74,000	77,343

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Fanniemae Aces	1% 25 Dec 2038	76,403	77,711
	Cincinnati Finl Corp	6.125% 01 Nov 2034	65,000	77,837
	Methanex Corp	4.25% 01 Dec 2024	79,000	78,655
	Fed Hm Ln Pc Pool A78453	5% 01 Jul 2038	71,586	78,910
	Southern Cal Edison	3.5% 01 Oct 2023	76,000	79,891
	Suncorp Metway LTD	1.7% 28 Mar 2017	80,000	79,944
	Coca Cola Co	2.45% 01 Nov 2020	79,000	80,025
	Comerica Inc	4.8% 01 May 2015	80,000	81,072
	FNMA Pool AB0194	5.5% 01 Jan 2039	73,564	82,203
	Stanley Black & Decker I	3.4% 01 Dec 2021	80,000	83,210
	Boston Scientific Corp	6.25% 15 Nov 2015	80,000	83,335
	J.M. Smucker Co	3.5% 15 Oct 2021	80,000	83,363
	Toyota Motor Credit Corp	4.25% 11 Jan 2021	76,000	83,372
	Macquarie Bank LTD	2.6% 24 Jun 2019	83,000	83,696
	Mass Mutual Life Ins Co	5.625% 15 May 2033	70,000	85,271
	Pub Svc Elec & Gas	9.25% 01 Jun 2021	65,000	85,509
	Johnson Controls Inc	2.6% 01 Dec 2016	84,000	86,090
	Allegheny Ludlum Corp	6.95% 15 Dec 2025	79,000	86,121
	Ventas Realty LP/Cap Crp	4.75% 01 Jun 2021	80,000	86,952
	Abbey Natl Treasury Serv	3.05% 23 Aug 2018	84,000	86,967
	Joy Global Inc	5.125% 15 Oct 2021	81,000	88,497
	FNMA Pool AT2717	2.5% 01 May 2043	92,410	90,349
	Flowers Foods Inc	4.375% 01 Apr 2022	86,000	90,606
	Burlingtn North Santa Fe	7% 15 Dec 2025	70,000	91,263
	FNMA Pool 889608	1% 01 Mar 2038	82,641	92,868
	FNMA Pool AS0331	3% 01 Aug 2043	94,319	95,531
	FNMA Pool 995581	1% 01 Jan 2039	84,770	96,288
	Fico Strip Prin	0.01% 30 Nov 2017	100,000	96,383
	Tyson Foods Inc	7% 01 May 2018	86,000	97,140
	Kroger Co	6.4% 15 Aug 2017	87,000	97,243
	Financing Corp	9.4% 08 Feb 2018	80,000	99,503
	Aid Israel	5.5% 18 Sep 2023	81,000	99,722
	Kroger Co	3.3% 15 Jan 2021	99,000	100,464
	Rabobank Nederland	3.2% 11 Mar 2015	100,000	100,500
	America Movil Sab de CV	3.625% 30 Mar 2015	100,000	100,567
	Morgan Stanley	6% 28 Apr 2015	100,000	101,618

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Procter & Gamble Co	8% 26 Oct 2029	69,000	101,856
	CRH America Inc	4.125% 15 Jan 2016	99,000	101,878
	Santander US Debt SA Uni	3.781% 07 Oct 2015	100,000	102,118
	Morgan Stanley	5.625% 23 Sep 2019	91,000	102,720
	JPMorgan Chase & Co	5.15% 01 Oct 2015	100,000	102,781
	Banco Nac de Desen Econo	5.5% 12 Jul 2020	100,000	103,115
	Midamerican Energy Co	2.4% 15 Mar 2019	103,000	104,581
	Gap Inc	5.95% 12 Apr 2021	95,000	108,111
	GNMA Pool AC9442	4% 15 Jan 2043	100,963	108,414
	Banco Bilbao Vizcaya Arg	5.75% 20 Jul 2017	100,000	109,417
	AT&T Inc	5.5% 01 Feb 2018	100,000	110,389
	Fed Hm Ln Pc Pool Q12591	3% 01 Oct 2042	109,072	110,406
	Government National Mortgage A	1% 16 Nov 2037	99,361	112,551
	PNC Funding Corp	5.25% 15 Nov 2015	113,000	117,113
	FHLMC GNMA	8% 25 Apr 2024	104,158	117,707
	Fannie Mae	4.75% 25 Apr 2035	108,663	118,239
	Verizon Communications	4.5% 15 Sep 2020	109,000	118,348
	Corning Inc	7% 15 May 2024	94,000	120,110
	Hutch Wham Int 09 LTD	7.625% 09 Apr 2019	100,000	120,970
	BBVA Global Finance LTD.	7% 01 Dec 2025	112,000	122,055
	Pearson Funding Two PLC	4% 17 May 2016	120,000	124,733
	FNMA Pool AI9013	5% 01 Aug 2041	116,190	128,687
	LB Baden Wuerttemberg	7.625% 01 Feb 2023	106,000	132,485
	Macquarie Bank LTD	5% 22 Feb 2017	125,000	133,325
	FNMA Pool AL2140	1% 01 Sep 2041	123,763	134,526
	Eastman Chemical Co	7.25% 15 Jan 2024	106,000	134,799
	FNMA Pool MA0622	3.5% 01 Jan 2041	129,880	135,681
	US Treasury N/B	4.25% 15 Nov 2017	125,000	136,319
	Spectra Energy Capital	6.75% 15 Jul 2018	121,000	136,718
	GNMA Pool 727394	4.5% 15 Feb 2040	134,930	147,561
	Sky PLC	9.5% 15 Nov 2018	119,000	149,490
	FNMA TBA 30 Yr 3	3% 14 Jan 2045	150,000	151,734
	Banco Latinoamericano SA	3.75% 04 Apr 2017	150,000	154,500
	Fed Hm Ln Pc Pool Q28042	3.5% 01 Aug 2044	151,647	157,846
	Comm Mortgage Trust	3.528% 10 Dec 2047	154,000	159,338
	EQT Corp	7.75% 15 Jul 2026	130,000	163,612

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
*	Bank of America NA	1% 15 Jun 2016	171,000	169,844
	Fico Strip Ser 19	0.01% 06 Jun 2018	180,000	170,635
	Petroleos Mexicanos	2.83% 15 Feb 2024	168,150	171,019
	Government National Mortgage A	1% 20 Jul 2039	149,492	172,442
	Senior Housing Prop Trus	4.3% 15 Jan 2016	173,000	176,611
	Tsy Infl IX N/B	1.625% 15 Jan 2018	170,016	178,025
	FNMA Pool 991864	6% 01 Oct 2038	157,310	178,374
	GNMA Pool 782920	5.5% 15 Mar 2040	161,189	180,024
	FNMA Pool AB3284	5% 01 Jul 2041	168,658	187,611
	Goldman Sachs Group Inc	5.35% 15 Jan 2016	184,000	192,008
	New York Life Global Fdg	2.15% 18 Jun 2019	195,000	194,620
	US Treasury N/B	1% 30 Jun 2019	200,000	195,172
	US Treasury N/B	1.75% 15 May 2022	200,000	196,610
	Fed Hm Ln Pc Pool G03616	6% 01 Dec 2037	174,829	197,646
	Massmutual Global Funding	2.35% 09 Apr 2019	200,000	201,242
	GS Mortgage Securities Trust	1% 10 Dec 2043	180,000	204,408
	Banco Nac de Desen Econo	5.75% 26 Sep 2023	200,000	206,000
	PTT Explor & Product PCL	3.707% 16 Sep 2018	200,000	206,724
	Landesbk Baden Wurtt NY	5.05% 30 Dec 2015	200,000	207,700
	Ford Motor Credit Co LLC	4.25% 03 Feb 2017	200,000	210,014
	FNMA Pool 975093	5% 01 Jun 2038	191,093	211,984
	Tsy Infl IX N/B	1.75% 15 Jan 2028	198,352	224,556
	UBS Commercial Mortgage Trust	3.4% 10 May 2045	220,000	228,024
	GS Mortgage Securities Trust	3.482% 10 Jan 2045	222,000	231,929
	GNMA Pool AB3021	3% 15 Oct 2042	243,268	249,147
	Comm Mortgage Trust	3.644% 10 Dec 2047	241,000	251,076
	CFCRE Commercial Mortgage Trust	3.061% 15 Dec 2047	250,000	257,130
	FNMA Pool AB5792	3.5% 01 Aug 2042	256,352	267,606
	CFCRE Commercial Mortgage Trust	1% 15 Apr 2044	250,000	279,162
	GNMA Pool 719082	4.5% 15 Nov 2039	256,347	281,082
	FNMA Pool AT2725	3% 01 May 2043	279,168	282,828
	US Treasury N/B	3.5% 15 Feb 2039	250,000	287,130
	Aust & Nz Banking Group	1% 08 Aug 2022	288,000	295,718
	GNMA II Pool 004853	4% 20 Nov 2040	286,867	308,637
	FNMA Pool MA1430	3% 01 May 2043	305,190	309,188
	FHLMC TBA 30 Yr 3.5	3.5% 14 Jan 2045	300,000	311,931

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Santander Issuances	5.911% 20 Jun 2016	300,000	312,639
	Citigroup Inc	8.5% 22 May 2019	253,000	315,256
	GNMA I TBA 30 Yr 4	4% 21 Jan 2045	300,000	321,840
	Fed Hm Ln Pc Pool G06931	6% 01 Aug 2039	289,448	329,678
	Inter American Devel Bk	0.5% 17 Apr 2023	400,000	336,912
	US Treasury N/B	1.625% 15 Nov 2022	350,000	339,528
	Ruta del Maipo Soc Conc	7.373% 15 Jun 2022	314,453	348,112
	GNMA Pool 697946	5% 15 Mar 2039	321,216	355,208
	GNMA Pool 675652	5.5% 15 Nov 2038	325,885	364,111
	Murphy Oil Corporation	7.05% 01 May 2029	320,000	370,278
	GNMA Pool 745068	4.5% 15 Jun 2040	362,058	396,178
	Fed Hm Ln Pc Pool G08587	4.5% 01 May 2044	407,514	442,076
	FNMA Pool AS0305	3% 01 Aug 2043	440,524	446,149
	WI Treasury N/B	2% 31 Aug 2021	450,000	451,373
	Federal Farm Credit Bank	4.85% 29 Jul 2020	400,000	459,760
	Financing Corp	8.6% 26 Sep 2019	358,000	465,701
	Fed Hm Ln Pc Pool Q25977	4.5% 01 May 2044	442,486	479,500
	US Treasury N/B	2.625% 15 Nov 2020	500,000	521,915
	US Treasury N/B	2.625% 15 Aug 2020	500,000	522,150
	FHLMC TBA 30 Yr 3	3% 14 Jan 2045	550,000	555,588
	Financing Corp Fico	9.65% 02 Nov 2018	450,000	584,325
	Aid Israel	5.5% 26 Apr 2024	487,000	603,783
	Fed Hm Ln Pc Pool Q26516	3.5% 01 Jun 2044	627,044	652,677
	GNMA Pool AA8386	4% 15 Mar 2044	704,669	756,666
	FNMA Pool AQ0536	3% 01 Nov 2042	768,328	778,816
	US Treasury N/B	1.375% 30 Sep 2018	800,000	799,248
	FNMA Pool AR1446	3% 01 Jan 2043	798,524	809,336
	Fed Hm Ln Pc Pool G08599	3.5% 01 Aug 2044	801,874	834,655
	US Treasury N/B	1.875% 31 Oct 2017	975,000	997,932
	Freddie Mac	8.25% 01 Jun 2016	1,019,000	1,126,443
	FNMA TBA 30 Yr 3.5	3.5% 14 Jan 2045	1,100,000	1,146,662
	FNMA TBA 30 Yr 4	4% 14 Jan 2045	2,150,000	2,294,588
	30 Yr Us Treasury Note Ftr Optn	FEB15 146 CALL	(2,000)	(1,125)
	30 Yr Us Treasury Note Ftr Optn	FEB15 147 CALL	(2,000)	(688)
	30 Yr Us Treasury Note Ftr Optn	FEB15 145 CALL	2,000	1,844
	Various Payables			(4,566,965)

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

(Held at End of Year)

December 31, 2014	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value
	Various Insurance Companies	Synthetic Wrap Agreements***		(8,244,940)

	Total Stable Value Fund			523,601,241

*	Participant Notes Receivable	Interest at 4.25% to 9.25%, maturing through 2024	0	22,606,514

				$1,090,109,710

*	Indicates parties-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and, therefore is not included.
***	Represents adjustment to arrive at contract value.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 18, 2015	By:	/s/ David M. Khani
David M. Khani
Chief Financial Officer and Executive Vice President, CONSOL Energy Inc.
Plan Administrator

41

Index to Exhibit

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

42